29 Culinary, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
4000 Bar Revenue	
4005 Food	66,375.37
4010 Beverage	
4011 Beer	14,642.25
4012 Wine	23,333.50
4013 Liquor	31,755.25
Total 4010 Beverage	**69,731.00**
4015 Other	2,347.00
Total 4000 Bar Revenue	**138,453.37**
4020 Dining Room Revenue	
4025 Food	263,564.62
4030 Beverage	
4031 Beer	7,723.75
4032 Wine	32,121.50
4033 Liquor	48,639.33
Total 4030 Beverage	**88,484.58**
4035 Other	2,836.00
Total 4020 Dining Room Revenue	**354,885.20**
4040 Events Revenue	
4055 Other	1,827.40
Total 4040 Events Revenue	**1,827.40**
4060 To Go Revenue	400,219.66
4065 Food & N/A Beverage	1,574.89
4068 Delivery Fees	19.96
Total 4060 To Go Revenue	**401,814.51**
4070 Other Zone revenue	164,116.76
4071 Food	2,176.98
4072 Beverage	-129.00
Total 4070 Other Zone revenue	**166,164.74**
4450 Other income	130,058.90
4900 Comps & Discounts	-33,661.40
Total Income	**$1,159,542.72**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 COGS-Food	359,825.12
5015 COGS-Beverages	65,999.57
5020 Labor	
5021 Front of House	
5022 Wages - FOH	113,156.61
5023 Payroll Taxes - FOH	17,557.41
Total 5021 Front of House	**130,714.02**

29 Culinary, LLC

Profit and Loss
January - December 2020

	TOTAL
5024 Back of House	
5025 Wages - BOH	167,436.96
5026 Payroll Taxes - BOH	16,899.15
Total 5024 Back of House	**184,336.11**
Total 5020 Labor	**315,050.13**
5040 Benefits	3,294.27
Total 5000 Cost of Goods Sold	**744,169.09**
Total Cost of Goods Sold	**$744,169.09**
GROSS PROFIT	**$415,373.63**
Expenses	
5105 GP for salary	50,200.00
5110 GP for Health	9,923.28
6000 Operating Expenses	
6001 Other Business Expenses	4,581.56
6010 Cleaning Service	9,625.71
6015 Cleaning Supplies	9,769.41
6020 Contract Services	45,131.15
6030 Decorations	5,633.97
6035 Equipment Rental	246.54
6040 Fuel - Wood & Charcoal	3,837.20
6045 License & Permits	4,548.70
6050 Linens	10,822.43
6055 MIscellaneous	412.47
6060 Music & Entertainment	2,396.00
6062 Music Licensing	80.85
6065 Operating Supplies (paper)	21,428.69
6070 Printing & office supplies	14,178.77
6071 Small Equipment	650.16
6072 Staff Supplies	502.00
6073 Static Expenses	6,985.73
6075 Telephone/Cable/Internet	5,231.40
6080 Uniforms	3,873.82
6085 Utensils	8,412.59
Total 6000 Operating Expenses	**158,349.15**
7000 General & Administrative	
7005 Accounting Fees	7,500.00
7006 Advertising	15,450.41
7010 Auto expenses	4.70
7015 Bank charges	303.51
7020 Cash (Over)/Short	0.00
7025 Computer & Software	12,838.04
7035 Credit card fees	33,828.78
7040 Donations	307.88

29 Culinary, LLC

Profit and Loss
January - December 2020

	TOTAL
7045 Dues & Subscriptions	2,094.87
7050 Filing Fees	31.00
7055 Insurance	300.76
7060 General liability	13,638.16
7065 Other Insurance	3,644.21
7066 Workers Comp	2,383.15
Total 7055 Insurance	**19,966.28**
7070 Legal Fees	590.00
7075 Marketing	30,028.98
7080 Meals	831.65
7085 Occupancy Costs	
7090 Maintenance	5,595.00
7106 Rent	105,750.00
Total 7085 Occupancy Costs	**111,345.00**
7110 Payroll Service fees	10,513.92
7150 Postage	384.60
7165 Professional fees	1,345.00
7170 Repairs & Maintenance	20,555.40
7175 Travel Expenses	400.84
7180 Utilities	8,576.65
7185 Electric	18,585.22
7190 Gas	11,265.76
7200 Water & Sewer	874.00
Total 7180 Utilities	**39,301.63**
7205 Waste Removal	6,138.98
7210 Webhosting/Domain	2,136.99
Total 7000 General & Administrative	**315,898.46**
7215 Purchases	67,253.74
Total Expenses	**$601,624.63**
NET OPERATING INCOME	$ -186,251.00
Other Income	
9000 Interest Income	18.48
Total Other Income	**$18.48**
Other Expenses	
8000 OTHER EXPENSES	
8010 Amortization	7,633.00
8020 Depreciation	112,423.00
Total 8000 OTHER EXPENSES	**120,056.00**
Total Other Expenses	**$120,056.00**
NET OTHER INCOME	$ -120,037.52
NET INCOME	$ -306,288.52

29 Culinary, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Checking #4664	37,543.88
1001 Payroll Checking #4677	-2,364.93
1002 Fundamentals Checking #7863	2,812.59
1010 Savings #2560	52,543.34
1011 Cash on hand	5,000.00
Total Bank Accounts	**$95,534.88**
Other Current Assets	
1200 Inventory	
1204 Inventory - Liquor	18,000.00
Total 1200 Inventory	**18,000.00**
1300 Undeposited Funds	0.00
1350 Sales Clearing	0.00
1360 Open Checks	0.00
1370 House Accounts	0.00
Total Other Current Assets	**$18,000.00**
Total Current Assets	**$113,534.88**
Fixed Assets	
1500 FIXED ASSETS	
1510 Restaurant equipment	84,038.55
1511 Computers & TVs	6,486.78
1512 POS System	3,898.47
1513 Fixtures & Decorations	12,178.29
1514 Furniture	30,847.64
1515 Leasehold Improvements	130,319.19
1516 Equipment for the new market	102,065.23
1520 ACCUMULATED DEPRECIATION	
1521 Accum Deprec - Restaurant Equip.	-84,039.00
1522 Accum Deprec - Comp & TVs	-6,487.00
1523 Accum Deprec - POS System	-3,898.00
1524 Accum Deprec - Fixt & Decor	-12,178.00
1525 Accum Deprec - Furniture	-30,848.00
1526 Accum Deprec - Leaseholds	-4,616.00
Total 1520 ACCUMULATED DEPRECIATION	**-142,066.00**
Total 1500 FIXED ASSETS	**227,768.15**
1527 Accum Depr - Nans	-102,065.00
Total Fixed Assets	**$125,703.15**
Other Assets	
1600 INTANGIBLE ASSETS	
1611 Start Up Costs	110,993.56

29 Culinary, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
1612 Liquor License	3,500.00
1620 ACCUMULATED AMORTIZATION	
1621 Accum Amtz - Startup costs	-12,333.00
1622 Accum Amtz - Liquor License	-389.00
Total 1620 ACCUMULATED AMORTIZATION	**-12,722.00**
Total 1600 INTANGIBLE ASSETS	**101,771.56**
1800 Security Deposits Asset	54,602.68
1825 Prepaid Rent	7,136.84
Total Other Assets	**$163,511.08**
TOTAL ASSETS	**$402,749.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	48,088.00
Total Accounts Payable	**$48,088.00**
Credit Cards	
2100 Credit Card #1	18,015.81
Total Credit Cards	**$18,015.81**
Other Current Liabilities	
2500 MA Meals Tax Payable	25,298.32
2600 Gift cards	18,663.49
2610 Tips Clearing	
2611 Employee Tips	0.00
2615 Delivery Tips Payable	0.00
Total 2610 Tips Clearing	**0.00**
2630 Deposits Placed/Redeemed	0.00
Total Other Current Liabilities	**$43,961.81**
Total Current Liabilities	**$110,065.62**
Long-Term Liabilities	
2800 PPP Loan	149,900.00
2810 Reliant Funding Loan	16,182.48
Total Long-Term Liabilities	**$166,082.48**
Total Liabilities	**$276,148.10**
Equity	
30000 CAPITAL	
3000 ▬▬▬▬	
3001 ▬▬▬▬ - Capital	105,000.00
Total 3000 ▬▬▬▬	**105,000.00**
3003 ▬▬▬▬	
3004 ▬▬▬▬ - Capital	30,000.00

29 Culinary, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
Total 3003 ███████	**30,000.00**
3006 ████████	
3007 ██████████ - Capital	15,000.00
Total 3006 █████████	**15,000.00**
3009 ████████	
3010 █████████ - Capital	15,000.00
Total 3009 █████████	**15,000.00**
3012 █████	
3013 ██████ - Capital	15,000.00
Total 3012 ██████	**15,000.00**
3015 █████	
3016 █████ - Capital	15,000.00
Total 3015 ██████	**15,000.00**
3018 ████████	
3019 █████████ - Capital	15,000.00
Total 3018 █████████	**15,000.00**
3021 █████	
3022 ██████ - Capital	15,000.00
Total 3021 ██████	**15,000.00**
3024 █████	
3025 ██████ - Capital	15,000.00
Total 3024 ██████	**15,000.00**
3027 ██████	
3028 ████████ - Capital	15,000.00
Total 3027 ███████	**15,000.00**
3030 █████	
3031 ███████ - Capital	15,000.00
Total 3030 ██████	**15,000.00**
3033 ███████	
3034 █████████ - Capital	300,000.00
Total 3033 █████████	**300,000.00**
3036 ███████	
3037 ████████ - Capital	30,000.00
Total 3036 █████████	**30,000.00**
3039 ███████	
3040 ████████ - Capital	45,000.00
Total 3039 █████████	**45,000.00**
3042 ████████	
3043 █████████ - Capital	15,000.00
Total 3042 ██████████	**15,000.00**
3045 ███████	

29 Culinary, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
3046 ▆▆▆▆▆▆ - Capital	15,000.00
Total 3045 ▆▆▆▆▆▆	**15,000.00**
Total 30000 CAPITAL	**675,000.00**
3100 Owners Draw	0.00
3500 Retained Earnings	-242,110.47
Net Income	-306,288.52
Total Equity	**$126,601.01**
TOTAL LIABILITIES AND EQUITY	**$402,749.11**

29 Culinary, LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-306,288.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1204 Inventory:Inventory - Liquor	16,932.00
1350 Sales Clearing	5,012.08
1360 Open Checks	0.00
1370 House Accounts	1,002.17
1525 FIXED ASSETS:ACCUMULATED DEPRECIATION:Accum Deprec - Furniture	7,500.00
1526 FIXED ASSETS:ACCUMULATED DEPRECIATION:Accum Deprec - Leaseholds	2,858.00
1527 Accum Depr - Nans	102,065.00
1621 INTANGIBLE ASSETS:ACCUMULATED AMORTIZATION:Accum Amtz - Startup costs	7,400.00
1622 INTANGIBLE ASSETS:ACCUMULATED AMORTIZATION:Accum Amtz - Liquor License	233.00
2000 Accounts Payable	47,630.01
2100 Credit Card #1	18,015.81
2500 MA Meals Tax Payable	15,355.23
2600 Gift cards	6,234.75
2611 Tips Clearing:Employee Tips	-1,859.67
2615 Tips Clearing:Delivery Tips Payable	0.00
2630 Deposits Placed/Redeemed	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	228,378.38
Net cash provided by operating activities	$ -77,910.14
INVESTING ACTIVITIES	
1514 FIXED ASSETS:Furniture	-7,500.00
1515 FIXED ASSETS:Leasehold Improvements	-20,600.00
1516 FIXED ASSETS:Equipment for the new market	-102,065.23
1800 Security Deposits Asset	-12,000.00
Net cash provided by investing activities	$ -142,165.23
FINANCING ACTIVITIES	
2800 PPP Loan	149,900.00
2810 Reliant Funding Loan	16,182.48
3100 Owners Draw	0.00
Net cash provided by financing activities	$166,082.48
NET CASH INCREASE FOR PERIOD	$ -53,992.89
Cash at beginning of period	149,527.77
CASH AT END OF PERIOD	$95,534.88



DocuSigned by:

Jordan Mackey

C67C6F8B2C5E492...

3/31/2022